HARNISCHFEGER INDUSTRIES, INC.
                                                                    NEWS RELEASE


For further information on this release, call

Contact:
Francis M. Corby, Jr.      James C. Benjamin   David A. Brukardt
Executive Vice President   V.P. and Controller Director, Corporate Communication
Finance and Administration (414) 486-6870      (414) 486-6474
(414) 486-6518


                 HARNISCHFEGER EXTENDS CASH TENDER OFFER FOR G&L

         MILWAUKEE -- June 13, 1997 -- Harnischfeger Industries, Inc. (NYSE:HPH) today announced an extension until midnight EDT, Friday, June 20, 1997, of its cash tender offer for all issued and outstanding shares of Giddings & Lewis, Inc. (NASDAQ:GIDL) at a price of $19 per share. The extension enables Harnischfeger to review the $21 per share bid by Thyssen AG for G&L. Harnischfeger announced yesterday that if it is satisfied that Thyssen's offer is bona fide, Harnischfeger will not continue to pursue its bid for G&L. The tender offer and withdrawal rights were previously scheduled to expire at midnight on June 13.

                   Harnischfeger has been advised by the depositary for the tender offer that as of the close of business on June 12, 1997, approximately 5,961,590 shares of G&L stock had been tendered and not withdrawn.

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         HARNISCHFEGER INDUSTRIES, INC. [NYSE:HPH] IS A GLOBAL COMPANY
         WITH BUSINESS SEGMENTS INVOLVED IN THE MANUFACTURE AND DISTRI-BUTION OF EQUIPMENT FOR UNDERGROUND MINING (JOY MINING MACHIN-
         ERY), SURFACE MINING (P&H MINING EQUIPMENT), PULP AND PAPERMAK-ING (BELOIT CORPORATION), AND MATERIAL HANDLING (P&H MATERIAL HANDLING).